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                            June 10, 2022

       Charles Fernandez
       Chief Executive Officer
       NextPlat Corp
       18851 N.E. 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: NextPlat Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed May 25, 2022
                                                            File No. 333-262748

       Dear Mr. Fernandez:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-3

       Risk Factors, page 10

   1. Please add risk factor disclosure that conforms with your disclosures on page 5 regarding your internally
developed model. Your risk factor disclosure should address your belief that your internally
developed model will permit you to make a risk-based assessment regarding the
likelihood that a particular NFT could be deemed a    security    within the
                                                        meaning of the U.S.
federal and/or state securities laws in determining if and how an NFT can be posted on your
platform, including the training processes mentioned.
 Charles Fernandez
FirstName  LastNameCharles Fernandez
NextPlat Corp
Comapany
June       NameNextPlat Corp
     10, 2022
June 10,
Page 2 2022 Page 2
FirstName LastName
       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Derby, Staff
Attorney, at (202) 551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Johnathan C. Duncan